Anthony R. Paesano apaesano@paalawfirm.com 7457 Franklin Road, Suite 200 Bloomfield Hills, Michigan 48301 www.paalawfirm.com T 248.792.6886 F 248.792.6885

September 23, 2015

VIA EDGAR CORRESPONDENCE ONLY
AmericaTowne, Inc.
Board of Directors
353 E. Six Forks Road
Suite 270
Raleigh, North Carolina 27609

RE:     LEGAL OPINION AND CONSENT
            REGISTRATION STATEMENT ON FORM S-1

Dear Members of the Board:

          Paesano Akkashian Apkarian, P.C. (the "Firm") has acted as counsel to AmericaTowne, Inc., a Delaware corporation, (the "Company"), in connection with the Registration Statement on Form S-1/A (File Number 000-55206) of the Company (the "Registration Statement") filed with the United States Securities and Exchange Commission (the "Commission") in connection with the registration under the Securities Act of 1933, as amended (the "Securities Act"), of 30,943,624 shares of the Company's common stock.

          In our capacity as legal counsel to the Company, the Firm has participated in corporate proceedings associated with the issuance by the Company of a maximum of 30,943,624 shares of common stock as set out and described in the Registration Statement. The Firm has not been asked to provide a review of the corporate structure, governance or operations associated with any related-party to the Company, including but not limited to, Yilaime Corporation, a Nevada corporation or Yilaime Corporation of NC, a North Carolina corporation, and thus no opinion is incorporated herein.

          The Firm has examined, amongst other things, originals or copies, certified or otherwise identified to our satisfaction, of (i) the Registration Statement, (ii) the Company's Articles of Incorporation, as amended, (iii) the Company's By-Laws, (iv) applicable resolutions of the Company's Board of Directors, (v) the books and records of the Company, (vi) the Company's prior filings with the United States Securities and Exchange Commission, and (vii) other documents as the Firm has deemed necessary or appropriate for purposes of rendering the opinion set forth herein.

          The Firm has made certain assumptions in forming its opinion and providing its consent to use this otherwise protected attorney-client communication as an exhibit to the Registration Statement. The Firm has assumed the legal capacity of all natural persons. The Firm has also assumed the accuracy of any and all financial data and information provided as part of the filing of the Registration Statement. It has further assumed the genuineness and authenticity of all signatures (handwritten, electronic or otherwise) and documents produced by the Company, whether such documents were in electronic format, copies or facsimiles. The Firm has also assumed the existence and accuracy of the identification of the selling shareholders set forth in the Registration Statement.

          As to those material facts set forth in the Registration Statement that the Firm could not independently establish or verify, the Firm has relied upon statements and representations of directors, officers, advisors and other representatives or agents of the Company. Based upon the foregoing, and based upon the undersigned's education, experience and training, the Firm opines that:

(a)    The Company is a corporation duly organized and validly existing in good standing under the laws of the State of Delaware, as amended, including statutory provisions, and all applicable provisions of the Delaware General Corporation Law ("DGCL") and reported judicial decisions interpreting those laws;

(b)    The Company has taken all requisite corporate action and all other action recognized as being consistent with standards of proper corporate governance required with respect to the authorization, issuance and sale of common stock issued pursuant to the Registration Statement;

(c)    The 22,943,624 shares of common stock being offered by the Selling Shareholders are duly authorized, validly issued, fully paid and non-assessable, unencumbered and not subject to any actual or threatened litigation, and not subject to any defaults or failures by the Company in filing annual reports with the State of Delaware;

(d)    The rights, duties and obligations related to the 30,943,624 shares of common stock being offered in the Registration Statement (i.e. the Selling Shareholder shares and the 8,000,000 shares being offered through a direct offering on a "best efforts" basis) are governed by the Articles of Incorporation and Bylaws of the Company, and where necessary, the DGCL; and

(e)    Questionnaires completed and signed by all officers and directors of the Company are truthful in all respect.

          Based upon and in reliance upon the foregoing, and after examination of such corporate and other records, certificates and other documents and such matters of law as we have deemed applicable or relevant to this opinion, it is our opinion that the Company has been duly incorporated and is validly existing as a corporation in good standing under the laws of the State of Delaware, the jurisdiction of its incorporation, and has full corporate power as described in the Registration Statement.

          The authorized capital stock of the Company consists of 100,000,000 shares of Common Stock, as defined in the Articles of Incorporation, as amended, with a par value of $0.0001 per share, of which there are 22,943,624 shares issued and outstanding. The Company is authorized to issue 5,000,000 shares of Preferred Stock, as defined in the Articles of Incorporation, as amended. The Company has taken proper corporate action to authorize such authorized capital stock and all the outstanding shares of such capital stock (including the "Shares," as defined in the Registration Statement), when delivered in the manner and/or on the terms described in the Registration Statement (after it is declared effective), are duly and validly issued, fully paid and non-assessable. The shareholders of the Company have no preemptive rights with respect to the Common Stock.

          This correspondence is necessary in conjunction with the submission of the Registration Statement, and thus the Board of Directors is hereby authorized to attach it as the Firm's opinion related to certain representations in the Registration Statement, and to reference the Firm in the Registration Statement. This correspondence, however, does not constitute a waiver of the attorney-client privilege as to unrelated or future matters.

          I consent to the prospectus discussion of any and all legal opinions disclosed in the Registration Statement. Please feel free to contact me with any questions.

Very truly yours,
PAESANO AKKASHIAN APKARIAN, PC

Anthony R. Paesano

Anthony R. Paesano

ARP/ma